

July 19, 2013

Via E-mail
Martin Plaehn
President and Chief Executive Officer
Control4 Corporation
11734 S. Election Road
Salt Lake City, UT 84020

> **Re: Control4 Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 18, 2013**
> **File No. 333-189736**

Dear Mr. Plaehn:

We have reviewed your registration statement and have the following comment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1.   Refer to the penultimate paragraph of this exhibit. Please tell us what "other terms" the Board has not yet approved, why the board has not yet approved those terms, and why you believe it is necessary and appropriate to file an opinion that is conditioned on this approval.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Richard A. Kline